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June 6, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Re:	The Mexico Fund, Inc. (MXF)
File Nos. 333-187869; 811-02409
Amendment No. 57

Ladies and Gentlemen:

Enclosed for filing on behalf of The Mexico Fund, Inc. (the “Fund”), a closed-end management investment company, is Pre-Effective Amendment No. 2 (the “Amendment”) to the Fund’s registration statement under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 on Form N-2 (the “Registration Statement”). This filing is being made for the purpose of making certain non-material changes to the Prospectus and Statement of Additional Information for the Fund and filing certain required exhibits.

The Registrant is filing the Amendment under Rule 415 promulgated under the 1933 Act and proposes to commence a public offering of the Fund’s shares within three years of the initial effective date of the registration statement.

If you have any questions relating to this filing, please do not hesitate to contact me at 212.649.8795 or Sander M. Bieber at 202.261.3308.

Sincerely,

/s/ Lisa R. Price

Lisa R. Price